October 24, 2018

David Young
Chief Executive Officer
Processa Pharmaceuticals, Inc.
7380 Coca Cola Drive, Suite 106
Hanover, MD 21076

       Re: Processa Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018 (as amended on April 17, 2018)
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 21, 2018
           File No. 333-184948

Dear Dr. Young:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Neda A. Sharifi